Exhibit 99.1

Ballard Now Powering New Zealand's First-Ever Fuel Cell Electric Bus, Designed & Manufactured by Global Bus Ventures

VANCOUVER, BC, March 16, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company's FCmove® fuel cell module is powering the first-ever Fuel Cell Electric Bus (FCEB) manufactured in New Zealand. The FCEB has been designed and built by Global Bus Ventures (GBV; www.globalbusventures.co.nz), a leading bus manufacturer serving New Zealand, Australia, Asia and the Middle East, and is currently completing testing activities with planned deployment in revenue service later this month with Auckland Transport.

Global Bus Ventures first Fuel Cell Electric Bus, powered by a Ballard FCmove® fuel cell module, is planned to be deployed with Auckland Transport in New Zealand (CNW Group/Ballard Power Systems Inc.)

New Zealand passed its Climate Change Response (Zero Carbon) Amendment Act 2019, putting the country on a path to net zero emissions by 2050 and making it one of the few countries to have a zero-emissions goal enshrined in law.

Also, in 2019 Global Bus Ventures was awarded a contract by Auckland Transport – which has responsibility for all transport services in the city – for the supply of a Fuel Cell Electric Bus to be used as part of the Ports of Auckland hydrogen fuel production and refueling plant trial. The GBV-designed FCEB has been road-tested over the past several weeks in the city of Rolleston and was delivered to Auckland Transport earlier this month.

Mike Parker, Executive Vice President at Global Bus Ventures said, "We selected Ballard as they have a strong fuel cell history in mobile applications and their latest FCmove® product is a perfect fit for us. The fact that the system was commissioned remotely due to the COVID border restrictions shows the quality of the Ballard support team and the can-do attitude and ingenuity of our New Zealand engineering team. The successful running of this system paves the way for a strong future in manufacturing these high-technology zero-emission buses in New Zealand."

Rob Campbell, Ballard Chief Commercial Officer noted, "Ballard is delighted to be working with Global Bus Ventures in New Zealand and to be powering the first-ever FCEB in that country. This important step in New Zealand is another clear indication of the growing global interest in fuel cells as the primary propulsion system for Medium- and Heavy-Duty Motive applications, including transit buses, where key requirements include heavy payload, long range and fast refueling. These are all needs that can be met cost-effectively with Ballard fuel cell modules and hydrogen fuel."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 16-MAR-21